June 11, 2024

Alison White

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

202-551-6751

Re:

Upright Investment Trust, File Nos. 333-49109 and 811-08123

Dear Ms. White:

On May 31, 2024, Upright Investment Trust (the "Trust" or the "Registrant") filed a preliminary proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the "Proxy Statement"). On June 6, 2024, you provided comments to the Proxy Statement by phone to Liz Hsu.  The Registrant has requested that we respond to its behalf.  Set forth below are your comments followed by the responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

General

1.

Comment: Please explain why the Registrant did not file a response to the accounting review comments issued by Mr. Sandoval in 2020.

Response: The Registrant was unfamiliar with the Sarbanes-Oxley accounting review processes and inadvertently failed to respond to the comments.  The Registrant confirms that this will not happen again.

2.

Comment: Please file a current registration statement pursuant to Rule 8b-16 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:   The Registrant will file a current registration statement under the 1940 Act on Form N-1A.  The Registrant confirms that the Funds currently are closed to all investors, both new and existing.

Proposal 1

3.

Comment: Please provide additional legal reasons the Trust’s Board of Trustees (the “Board”) must consist of a majority of trustees who are not “interested person” as defined in Section 2(a)(19) of the 1940 Act (“Independent Trustees”), such as to fulfill obligations under Section 15(c) of the 1940 Act, to address the practical and regulatory impact of the failure to have a majority of Independent Trustees on the Board.

Response:   The Registrant added the following disclosure after the first sentence of the first paragraph:

In addition, the 1940 Act requires that many actions necessary to the operation of the Trust be approved by Independent Trustees.  For example, a majority of the Independent Trustees are required to annually approve the Investment Advisory Agreement between the Trust and the Adviser and approve the appointment and compensation of the Chief Compliance Officer.  The Trust’s Audit Committee also is required to be composed of Independent Trustees.

4.

Comment: Please disclose the reasons the two Independent Trustees resigned.

Response:   The Registrant added the following disclosure after the fifth sentence in the first paragraph:

The two Independent Trustees resigned due to the time commitment required to serve as a Trustee and the low compensation paid by the Trust.  The Independent Trustees also resigned due to an ongoing investigation of the Adviser by the U.S. Securities and Exchange Commission.

5.

Comment: Please provide disclosures required under Item 22(b)(15)(ii)(A) of Schedule 14A related to the trustee nomination process.

Response:   Certain disclosures required by Item 22(b)(15)(ii)(A) currently are disclosed under the headings “Election of Trustees” and “Shareholder Proposals” in the Proxy Statement.  The Registrant added the following additional disclosure as the second paragraph under the heading “Board Committees:”

Due to the size of the Trust and its shareholder base, it was determined that a standing nominating committee was not necessary. Traditionally, the Independent Trustees served as an ad hoc nominating committee for selecting and nominating new trustees. However, because the Board currently consists of only one interested trustee, the Incumbent Trustee served as an ad hoc nominating committee and nominated the Nominees for election to the Board. Candidates for election, including the Nominees, are selected through mutual connections and an interview process.

6.

Comment: Please explain how the Nominees were identified. Additionally, please discuss the ties, if any, each Nominee has with the adviser and the Incumbent Trustee and their qualifications to serve as an Independent Trustee of the Board.

Response:   Ms. Yorkley was a reader of Mr. Chiueh’s weekly financial column in a Chinese language newspaper, through which she began a professional correspondence with Mr. Chiueh. In 2000, Ms. Yorkley became an advisory client of the Adviser.

The Securities and Exchange Commission ("SEC") has said that the management of a trustee's investment advisory account by the investment adviser of the fund on whose board the trustee sits will not cause the trustees to be considered an "interested" trustee provided the adviser does not accord special treatment to the trustee.

Section 2(a)(19) of the 1940 Act defines the term "interested person" and specifies categories of persons who would be considered to be interested persons.  The situation described above does not fall into any of those specifically enumerated categories.  However, Section 2(a)(19)(vii) provides that the SEC also may find the following persons to be interested:

any natural person whom the Commission by order shall have determined to be an interested person by reason of having had at any time since the beginning of the last two completed fiscal years of such investment company a material business or professional relationship with such investment adviser or principal underwriter or with the principal executive officer or any controlling person of such investment adviser or principal underwriter.

In order to provide interpretive staff guidance regarding certain issues relating to trustee independence, including the meaning of the phrase "material business or professional relationship," the SEC issued a Statement of Staff Position in 1999 entitled INTERPRETATIVE MATTERS CONCERNING INDEPENDENT DIRECTORS OF INVESTMENT COMPANIES (IC-24083).  The interpretive guidance analyzed, among other things, whether a person should be treated as "interested" by virtue of engaging or having engaged in certain material transactions with a fund's investment adviser, principal underwriter, an executive officer of either of those entities, or a party controlling those entities.  The interpretive guidance states that:

[t]he staff believes that a fund director may be treated as "interested" if the fund's investment adviser manages or managed for the director, at any time during the two-year period, an advisory or brokerage account, and the adviser favors, or creates the expectation that it will favor, the account over the other accounts that it manages.42  In the staff's view, a director would receive favored treatment, for instance, if the adviser charged the director no fees or fees that were lower than the fees that it charged for similar types of accounts, or accorded the director's account special treatment regarding portfolio management decisions or securities allocations. By favoring the director's account over other accounts that it manages, the adviser may create an incentive for the director to act in a manner that will preserve or increase the favorable treatment.43  In this instance, significant economic benefits from the relationship between the director and the adviser would flow to the director, or the director may have the expectation that significant economic benefits would flow in the future to the director.

42  Cf. H.R. Rep. No. 1382, 91st Cong., 2d Sess. 15 (1970); S. Rep. No. 184, 91st Cong., 1st Sess. 34 (1969) (stating that "a director ordinarily would not be considered to have a material business relationship with the investment adviser simply because he is a brokerage customer who is not accorded special treatment").

43  Such favoritism would raise additional issues under the federal securities laws. See, e.g., In the Matter of Monetta Financial Services, Inc., supra note 24.

Consequently, the SEC staff would not consider a trustee to be "interested" simply because he or she maintains an advisory account with the fund's investment adviser.  The Adviser has assured us that Mr. Yorkley does not receive any special or preferential treatment from the Adviser.

Ms. Wang was referred to the Adviser by Ms. Yokley and Ms. Cheng is prior colleague of Mr. Chiueh’s at Mass Mutual.

The characteristics and qualifications of each Nominee to serve as an Independent Trustee of the Board is described in detail under the “Information about the Nominees and Incumbent Trustees” heading in the Proxy Statement.

7.

Comment: Please note that because the nominees have been nominated by an Interested Trustee, they cannot be independent.  Please supplementally explain the Registrant’s plan to comply with the 1940 Act’s governance standards given that the 150-day period to comply expires on June 20, 2024.

Response:   Independent trustees are required to be nominated by other independent trustees only if a fund is complying with the fund governance standards in Rule 0-1(a)(7) under the 1940 Act because it is relying on certain exemptive rules.  The Trust does not have a Rule 12b-1 plan, does not engage in affiliated transactions, and is not otherwise relying on an exemptive orders.  Therefore, the Trust is not required to comply with Rule 0-1(a)(7) in nominating independent trustees.

8.

Comment: Please provide the information required by Item 9 of Schedule 14A regarding impendent public accountants.

Response:   The Registrant has added the following disclosures after the “Cost of Solicitation” section:

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Myron Yang CPA & Associates, PLLC (the “Auditor”), located at 3808 Union Street, Flushing, New York, 11354, served as the Trust's independent registered public accounting firm (auditor) for the fiscal year ended September 30, 2023.  No independent registered public accounting firm has yet been selected for the current year.  The Incumbent Trustee has been researching registered public accounting firms, and a selection will be made after the Independent Trustees are elected and take office.   A representative of the Auditor is not expected to attend the Meeting telephonically and therefore will not be available to make statements and to answer questions.

The Registrant's prior auditor, JL CPA & Associates LLC ("JL CPA") declined to stand for re-election.  The Registrant's Audit Committee conducted a search for a replacement independent registered public accounting firm for fiscal year ended September 30, 2023.  Boyle CPA served as the registrant's independent registered public accounting firm for fiscal year ended September 30, 2021.

The reports of Boyle CPA and JL CPA for the fiscal years ended September 30, 2021 and 2022, respectively, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with the audit of the Registrant's  financial statements for the fiscal years ended September 30, 2021 and 2022, there were no disagreements with Boyle CPA or JL CPA on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of  Boyle CPA or JL CPA would have caused Boyle CPA or JL CPA to make reference to the matter in their report.

No reportable events (as that term is described in Item 304(a)(1)(v)(A)-(D) of Regulation S-K) occurred during the two fiscal years ended September 30, 2021 and 2022, or in any subsequent period through September 1, 2023.

The Registrant has provided a copy of the foregoing disclosures to JL CPA and requested that JL CPA furnish it with a letter addressed to the Securities and Exchange Commission stating whether they agree with the above statements. The registrant will file a copy of JL CPA's letter as an exhibit to this report within two days of receipt.

Fiscal Year	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees	Total Non-Audit Fees
2023	$25,000	$0	$0	$0	$0
2022*	$21,000	$0	$0	$0	$0

* As discussed above, JL CPA was the auditor for the Funds for the fiscal year ended September 30, 2022.

The Audit Committee has not adopted pre-approval policies and procedures described in paragraph (c)(7) of Rule 2-01 of Regulation S-X.  The Board and Audit Committee did not use the waiver provisions contained in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. No audit work was performed by persons other than full-time permanent employees of the Auditor.  No non-audit fees were billed by the JL CPA or the Auditor for services rendered to the Registrant or the Adviser (not including any sub-adviser whose role is primarily portfolio management and is subcontracted with or overseen by another investment adviser), and any entity controlling, controlled by, or under common control with the Adviser that provides ongoing services to the Registrant.  Because neither JL CPA nor the Auditor provided non-audit services to the Adviser (not including any sub-adviser whose role is primarily portfolio management and is subcontracted with or overseen by another investment adviser), and any entity controlling, controlled by, or under common control with the Adviser that provides ongoing services to the Registrant, that were not pre-approved pursuant to paragraph (c)(7)(ii) of Rule 2-01 of Regulation S-X, the Registrant was not required to consider whether the provision of such services would have been  compatible with maintaining the JL CPA’s and the Auditor’s independence.

9.

Comment: Please remove the following sentence under the sub-heading “New Trustee Nominees”: “The information provided below is not all-inclusive.” Additionally, please supplementally confirm that the disclosures included in the Proxy Statement include all the material attributes considered for each Nominee.

Response:   The Registrant confirms that the sentence has been deleted. The Registrant further confirms that the disclosures included in the Proxy Statement include all material attributes considered for each Nominee.

10.

Comment: Please confirm there are no relationships between the Nominees and the Incumbent Trustee.

Response:   Please see response to comment 6.

11.

Comment: Please disclose the number of meetings of the Audit Committee during the last fiscal year, as required by Item 22(b)(14)(iii).

Response:   The Registrant has added the following sentence to the first paragraph under the heading “Board Committees:”

During the fiscal year ended September 30, 2023, the Audit Committee met two times.

Proposal 2

12.

Comment: Please use bullet point format to list the risks of being a non-diversified fund for a more balanced disclosure with the list of benefits.

Response: The Registrant amended the sixth paragraph as follows:

If Proposal 2 is approved, the Fund may be subject to the following risk in addition to the risks outlined in its registration statement dated January 31, 2023:

•

A non-diversified mutual fund is not required to meet certain diversification requirements under federal securities law.

•

A non-diversified mutual fund is permitted to invest a greater percentage of its assets in the securities of a single issuer than a diversified fund. Thus, the Fund may have fewer holdings than diversified funds. As a result, a decline in the value of those holdings would cause the Fund’s overall value to decline to a greater degree than if the Fund held a more diversified portfolio.

•

The Fund may be more susceptible than a diversified fund to being adversely affected by a single corporate, economic, political, or regulatory occurrence.

13.

Comment: Please explain why there are references to the prospectus and statement of additional information (“SAI”) when there is no current registration statement for the Trust.

Response: Please see the response to comment 2. The Registrant has deleted the references to the prospectus and SAI and disclosed that, if approved by shareholders, the changes outlined in Proposal 2 and Proposal 3 will be effective upon approval by shareholders.

Proposal 3

14.

Comment: Please explain why the Adviser and Board believe the proposed change in the Upright Growth Fund’s concentration policy is in the best interest of shareholders.

Response: The Registrant has added the following disclosure at the end of the first paragraph:

Semiconductor companies include companies that either manufacture materials that have electrical conductivity (semiconductors) to be used in electronic applications or utilize LED and OLED technology. This also includes companies that provide services or equipment associated with semiconductors such as packaging and testing. The Adviser anticipates that the semiconductor industry will be at the forefront of the fourth industrial revolution, which will present the Fund with opportunities to achieve its investment object of long-term growth of capital.

Allison White

U.S. Securities and Exchange Commission

Division of Investment Management

June 11, 2024

The Registrant has amended the fifth paragraph to state the following:

The Adviser and the Board believe that changing the fundamental investment policy regarding concentration is in the best interests of shareholders because it will permit the Fund to focus more of its investments in the semiconductors industry. The Adviser believes that concentration in the semiconductor industry will produce the highest yield for shareholders.

15.

Comment: Please provide disclosures regarding the Upright Growth Fund’s concentration in the semiconductor industry in the Fund’s principal investment strategy and principal risks.

Response: The Registrant confirms that it will add the following disclosure in paragraph four of the Proxy Statement:

The Fund will, under normal circumstances, invest more than 25% of the value of its total assets in instruments issued by companies in the semiconductors industry. Semiconductor companies include companies that either manufacture materials that have electrical conductivity (semiconductors) to be used in electronic applications or utilize LED and OLED technology. This also includes companies that provide services or equipment associated with semiconductors such as packaging and testing. The Fund, may, however, invest less than 25% of the value of its total assets in the semiconductors industry for temporary defensive purposes.

The Registrant has added the following risk disclosure as a sub-heading under the concentration risk disclosure:

Semiconductors Industry Risk. Competitive pressures may have a significant effect on the financial condition of semiconductor companies and, as product cycles shorten and manufacturing capacity increases, these companies may become increasingly subject to aggressive pricing, which hampers profitability. Reduced demand for end-user products, under-utilization of manufacturing capacity, and other factors could adversely impact the operating results of companies in the semiconductors industry. Semiconductor companies typically face high capital costs and may be heavily dependent on intellectual property rights. The semiconductors industry is highly cyclical, which may cause the operating results of many semiconductor companies to vary significantly. The stock prices of companies in the semiconductors industry have been and likely will continue to be extremely volatile.

Other Information: Voting Securities and Voting

16.

Comment: Please disclose that the approval of any one proposal is not contingent upon the approval of any other proposals.

Response: The Registrant has added the following sentence at the end of the second paragraph:

Approval of any one proposal is not contingent upon the approval of any other proposals unless otherwise noted.

17.

Comment: Please disclose that, as long as a Nominee receives one vote, the Nominee will be elected, under the plurality system.

Response: The Registrant has added the following sentence in the third paragraph:

Accordingly, as long as a Nominee receives one vote, the Nominee will be elected.

18.

Comment: Please clarify that abstention and non-votes will be treated as votes against Proposals 2 and 3 but will have no effect on Proposal 1.

Response: The Registrant confirms that that the last sentence of the seventh paragraph states that non-votes and abstention will have no effect on Proposal 1. The Registrant has amended the penultimate sentence of the seventh paragraph as follows:

Abstentions and “broker non-votes” will be treated as present for purposes of determining a quorum and votes against Proposal 2 and Proposal 3.

19.

Comment: Please reconcile the last sentence of the second paragraph and the sixth paragraph for determining a quorum.

Response: The Registrant will delete the sixth paragraph.

Proxy Card

20.

Comment: Please bold the last sentence of the last paragraph as required by Rule 14a-4(b)(1) under the Securities Act of 1934.

Response: The Registrant bolded the following sentence on the proxy card: If no direction is given when the duly executed proxy is returned, this proxy will be voted for the proposals and will be voted in the appointed proxies' discretion upon such other business as may properly come before the meeting.

If you have any questions about the responses set forth above, please contact the undersigned at 614.469.3297 or Michael.Wible@thompsonhine.com.

Best regards,

/s/ Michael Wible

Michael Wible

4885-4790-2406.3